Exhibit 99.9

SHAREHOLDERS’ AGM CONVENED ON APRIL 15, 2016 AT 3:00 PM CET at the Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk (NL)

PROXY FORM

To be sent to:          Computershare S.p.A., Via Nizza 262/73, 10126 Turin (Italy), as Agent for FERRARI N.V., at the latest on April 8, 2016 by mail or by Fax (+39 011 0923202) or by e-mail (ferrari@computershare.it), as an attachment in PDF format.

Disclaimer

This Proxy Form shall be completed and signed by the Shareholder in order to appoint Computershare S.p.A. to vote as per attached Voting Instructions Form at the Shareholders’ AGM of FERRARI N.V.. Alternatively the Shareholder can directly vote online through the company website (corporate.ferrari.com/Investor/Stock and Shareholder Corner/Shareholders’ Meetings).

Mandatory information *

THE UNDERSIGNED*
Date of birth *	Place of birth *		Resident in (town/city) *
At (street address) *			Italian Tax Code*
Telephone no. *		e-mail
entitled to vote at the close of business of March 18, 2016 (record date) as (1):
☐ registered shareholder ☐ legal representative or agent with authority to sub-delegate ☐ Pledgee ☐ Taker-in
☐ Beneficial interest holder ☐ official receiver ☐ manager ☐ other (specify)
for no. * FERRARI common shares
(2) registered in the name of
Date of birth *	Place of birth *		Resident in (town/city) *
At (street address) *			Italian tax Code
Registered in the securities account (3) no.		At	Bank code (ABI)	Branch code (CAB)
as resulting from communication no. (4)		Made by (Bank)

APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and to vote, with reference to the above shares, in accordance with the instructions provided in the following Voting Instructions Form. If no such directions are indicated,

ACKNOWLEDGES that Computershare S.p.A. will have the authority to vote “For” with regard to all following proposals.

DATE	Form of identification (5) (type)*	Issued by *	no. *	SIGNATURE

1.	Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.
2.	To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.
3.	Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.
4.	Reference to the communication made by the intermediary and its name.
5.	Provide details of a valid form of identification of the proxy signatory.

SHAREHOLDERS’ AGM CONVENED ON APRIL 15, 2016 AT 3:00 PM CET at the Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk (NL)

VOTING INSTRUCTIONS FORM

The Undersigned

INSTRUCTS the Appointed Representative to vote at the above indicated shareholders’ meeting as follows.

RESOLUTIONS OF THE AGENDA TO BE VOTED		VOTE (Please tick as appropriate)
2.c.	Adoption of the 2015 Annual Accounts	For	Against	Abstain
2.d.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2015	For	Against	Abstain
3.a.	Re-appointment of Amedeo Felisa (executive director)	For	Against	Abstain
3.b.	Re-appointment of Sergio Marchionne (executive director)	For	Against	Abstain
3.c.	Re-appointment of Piero Ferrari (non-executive director)	For	Against	Abstain
3.d.	Re-appointment of Louis C. Camilleri (non-executive director)	For	Against	Abstain
3.e.	Re-appointment of Giuseppina Capaldo (non-executive director)	For	Against	Abstain
3.f.	Re-appointment of Eduardo H. Cue (non-executive director)	For	Against	Abstain
3.g.	Re-appointment of Sergio Duca (non-executive director)	For	Against	Abstain
3.h.	Re-appointment of Elena Zambon (non-executive director)	For	Against	Abstain
3.i.	Appointment of Delphine Arnault (non-executive director)	For	Against	Abstain
3.j.	Appointment of John Elkann (non-executive director)	For	Against	Abstain
3.k.	Appointment of Lapo Elkann (non-executive director)	For	Against	Abstain
3.l.	Appointment of Maria Patrizia Grieco (non-executive director)	For	Against	Abstain
3.m.	Appointment of Adam Keswick (non-executive director)	For	Against	Abstain
4.	Delegation to the Board of the authority to acquire common shares in the capital of the Company	For	Against	Abstain

SIGNATURE

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